UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of January, February, March, April, May, June and July, 2022.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report on Form 6-K/A amends the Reports on Form 6-K furnished by Cybin Inc. (the “Company”) to the Securities and Exchange Commission on January 7, 2022, January 13, 2022, January 27, 2022, January 28, 2022, February 9, 2022, February 15, 2022, February 18, 2022, March 2, 2022, March 16, 2022, March 24, 2022, March 25, 2022, March 29, 2022, March 31, 2022, April 1, 2022, April 6, 2022, April 8, 2022, April 13, 2022, April 21, 2022, April 22, 2022, May 5, 2022, May 9, 2022, May 11, 2022, May 17, 2022, May 31, 2022, June 2, 2022, June 3, 2022, June 3, 2022, June 6, 2022, June 7, 2022, June 9, 2022, June 16, 2022, June 22, 2022, June 27, 2022, June 28, 2022 and July 11, 2022 (collectively, the “Original Form 6-Ks”), solely to delete the section entitled “Incorporation by Reference” from each of the Original Form 6-Ks. Except as set forth herein, the remainder of the Original Form 6-Ks remain unchanged.

For purposes of clarity, the only reports on Form 6-K that are incorporated by reference into the Company’s Form F-10 registration statement (File No. 333-259994) are those Form 6-Ks filed on February 10, 2022 and August 8, 2022 and the Form 6-K/A filed on August 8, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	August 8, 2022	By:	/s/ Doug Drysdale
		Name:	Doug Drysdale
		Title:	Chief Executive Officer